UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 26, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

SVMK Inc.

File No. 333-227099 - CF# 36518

SVMK Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on August 29, 2018, as amended.

Based on representations by SVMK Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4   through April 30, 2019
Exhibit 10.5   through April 30, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary